SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit
Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2008	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator
for AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dallas, Texas
June 26, 2009

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2008	2007
ASSETS

Cash	$2	$-

Investments (at fair value)	5,071,713	7,105,534
Market value of securities on loan	267,790	173,988
Total Investments (See Notes 3 and 4)	5,339,503	7,279,522

Securities lending collateral	272,599	177,620
Receivable for investments sold	908	1,183
Contributions receivable	190	-
Dividends and interest receivable	119	144

Total Assets	5,613,321	7,458,469

LIABILITIES

Overdrafts	-	4,178
Payable for security purchased	-	2,416
Administrative expenses payable	5,702	2,497
Securities lending payable	279,911	177,620

Total Liabilities	285,613	186,711

Net assets reflecting investments at fair value	5,327,708	7,271,758

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,348	(4,213)

Net Assets Available for Benefits	$5,329,056	$7,267,545

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2007	$7,267,545

Additions to Net Assets:
Contributions:
Participant contributions	308,838
Employer contributions	159,949
468,787

Investment Income (Loss):
Net depreciation in value of investments	(1,923,050)
Dividends on AT&T common shares	148,923
Interest	63,773
Income on collateralized securities	2,219
(1,708,135)
Total Additions, net of investment loss	(1,239,348)

Deductions from Net Assets:
Administrative expenses	7,653
Distributions	662,576

Total Deductions	670,229

Net decrease before transfers	(1,909,577)

Transfer out to affiliated plans (See Note 1)	(28,912)

Net Assets Available for Benefits, December 31, 2008	$5,329,056

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1.
Plan Description - The AT&T Savings and Security Plan (Plan) was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Bank of New York (BNY Mellon) serves as the trustee for the Plan.

In 2008, the Plan was amended to transfer out the participant account balances and assets of certain classifications of employees to the AT&T Retirement Savings Plan (AT&T RSP).  Approximately $28,912 was transferred to the AT&T RSP due to this amendment.

During 2008, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan on a pre-tax basis through payroll allotments.  The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. At the end of the year, dividends held in the DFA are paid out to the participant. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2008, Plan participants elected to receive $33,639 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.
Accounting Policies - The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Benefits are recorded when paid.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value. The guaranteed investment contracts (GICs) and the Synthetic GICs hold asset backed securities.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Participant loans are reported at cost, which approximates fair value.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Trust, the plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts).All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

3.
Fair Value Measurements – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements (FASB Statement No. 157).  FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of FASB Statement No. 157 are effective for fiscal years beginning after November 15, 2007.  The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant.

The FASB Statement No. 157 framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)
The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007.

	Plan Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$2,610,853	$-	$-	$2,610,853
Common/collective trust funds	-	1,518,352	-	1,518,352
Synthetic GIC wrappers	-	1,581	-	1,582
Fixed Income Securities	-	846,365	-	846,365
Participant loans	-	-	362,352	362,352

Total assets at fair value	$2,610,853	$2,366,298	$362,352	$5,339,503

The $272,599 for the Securities lending collateral is classified as Level 2.   There are no realized or unrealized gains or losses on participant loans. The change from the December 31, 2007 balance of $357,219 consists solely of net issuances and settlements.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4.	Investments - Investments representing 5% or more of Plan net assets at December 31 were:

	2008	2007
Employee Stock Ownership Plan *
AT&T common shares	$1,300,396	$1,909,818

AT&T Shares Fund
AT&T common shares	1,310,457	2,000,334

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	513,270	898,683

Bond Fund
Barclays Global Investors Intermediate Government/Credit Bond Index Fund F	321,355	**

Mid and Small Cap Stock Fund
Barclays Global Investors EAFE Equity Extended Equity Market Fund F	**	365,035

International Fund Barclays Global Investors EAFE Equity Index Fund F	**	402,308

*     Nonparticipant-directed
** Investment balance did not exceed 5% at year-end

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(1,217,166)
Common/collective trust funds	(705,884)
Total	$(1,923,050)

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2008 the underlying assets had a fair value of $990,496 and a contract value of $991,844. At December 31, 2007 the underlying assets had a fair value of and a contract value of $846,296 and $842,083. For the years ended December 31, 2008 and 2007, the average yield earned by the Plan on these contracts was 3.99% and 4.31%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 3.98% and 4.73%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2008 or 2007.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $1,581 at December 31, 2008 and $0 at December 31, 2007.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)
Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” and totaled $1,348 at December 31, 2008 and $(4,213) at December 31, 2007. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. Securities on loan and collateral held under this program at December 31, 2008 and 2007 are reported on the accompanying statements of net assets available for benefits. The reported collateral includes noncash holdings of $37,592 and $8,534 at December 31, 2008 and 2007. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $2,219 for the year ended December 31, 2008.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rate.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

5.	Related Party Transactions – Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

6.
Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2008	2007
Assets
AT&T common shares	$1,300,396	$1,909,818
Temporary cash investments	2,968	1,766
Dividends and interest receivable	2	10
Receivable for investments sold	908	869
Total Assets	1,304,274	1,912,463

Liabilities
Overdrafts	-	503
Administrative expenses payable	471	418
Payables for securities purchased	-	2,416
Total Liabilities	471	3,337

Net Assets Available for Benefits	$1,303,803	$1,909,126

2008

Net Assets Available for Benefits, December 31, 2007	$1,909,126

Employer contributions [1]	160,089
Interest income	40
Dividends	-
Net depreciation in fair value of investments	(596,914)
Administrative expenses	(1,603)
Distributions	(122,267)
Transfers to other fund(s)	(44,668)
(605,323)

Net Assets Available for Benefits, December 31, 2008	$1,303,803

1	Employer contributions includes forfeitures allocated from the AT&T Shares Fund.

7.     Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated
March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. In addition, the Plan was filed with the Internal Revenue Service for a new favorable determination letter on February 2, 2009 pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

8.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007

Net Assets Available for Benefits per the financial statements	$5,329,056	$7,267,545

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,348)	4,213

Distribution payable to participants	-	(196)

Net Assets Available for Benefits per the Form 5500	$5,327,708	$7,271,562

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Distributions to participants per the financial statements	$662,576

Distributions payable to participants at December 31, 2008	-

Distributions payable to participants at December 31, 2007	(196)

Distributions to participants per the Form 5500	$662,380

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2008:

Total additions per the financial statements	$(1,239,348)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(1,348)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(4,213)

Total income per the Form 5500	$(1,244,909)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

9.
Subsequent Event - Effective January 1, 2009, vested Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options described in Note 1 above.  Prior to January 1, 2009, participants could only diversify their vested Company match account beginning with the year following the year they attained age 55.  Company contributions made to the Plan prior to January 1, 2009, can be diversified into other fund options as described below. If a participant is not age 55, the Company match account balance that accrued as of December 31, 2008 can be exchanged into another investment fund as follows:

•	Effective January 1, 2009, up to 33% of the vested account
•	Effective January 1, 2010, up to 66% of the vested account
•	Effective January 1, 2011, up to 100% of the vested account

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

Employee Stock Ownership Plan
*	AT&T common shares	45,627,934 shares	$1,173,387	$1,300,396
*	Mellon Trust of New England, National
	Association Total Employee Stock
	Ownership Plan	Common/Collective Trust Fund	2,968	2,968
	Total Employee Stock Ownership Plan		1,176,355	1,303,364

AT&T Shares Fund
*	AT&T common shares	45,980,946 shares		1,310,457
*	Mellon Trust of New England, National
	Association	Common/Collective Trust Fund		9,520
	Total Shares Fund		**	1,319,977

Bond Fund
*	Barclays Global Investors Intermediate
	Government/Credit Bond Index Fund F	15,729,578 units	**	321,355

Large Cap Stock Fund
*	Barclays Global Investors Equity Index
	Fund F	37,166,553 units	**	513,270

Interest Income Fund
	State Street Bank & Trust Co. Wrapper	Synthetic GIC
		#99039, IR, ***		507
	ING Life Insurance Company Wrapper	Synthetic GIC
		#60127,IR, ***		110
	JP Morgan Chase Bank Wrapper	Synthetic GIC
		ASBCSS-01,IR, ***		221
	Adjustable Rate Mortgage Trust	Nag PT Arm		3,409
	Amex Optima CC MT	Monoline Credit Card; 4.35%; Maturity Date 12/15/2011		5,464
	Bear Stearns Commercial Mortgage	Non-Agency Comml Mort Backed; 5.29% Maturity Date 9/11/2041		6,589
	Countrywide Asset-Backed Certificates	Home Equity; 4.74%; Maturity Date 5/25/2035		3,593
	Countrywide Home Loans	Collateralized Mtg Obligation; 4.50%; Maturity Date 6/25/2019		4,746
	Capital Auto Receivables Asset	Car Loans; 5.30%; Maturity Date 5/15/2014		7,159
	Capital One Master Trust	Monoline Credit Card; 4.05%; Maturity Date 3/13/2013		7,594
	Capital One Auto Finance Trust	SubPrime Auto; 5.45%; Maturity Date 2/15/2011		1,188
	Carmax Auto Owner Trust	NonPrime Auto; 4.35%; Maturity date 3/15/2010		714
	Chase Insurance Trust	Bank Credit Card; 4/65%; Maturity Date 12/17/2012		7,686
	Commercial Mtg Acceptance Corp	Collateralitzed Mtg Obligation; 5.60%; Maturity Date 12/10/2049		6,227
	John Deere Owner Trust	Large Equipment Loan; 4.16%; Maturity Date 5/15/2012		3,775
	Discover Card Master Trust	Credit Card; 5/10%; Maturity Date 10/15/2013		3,383
	Discover Card Master Trust	Credit Card; 5.65%; Maturity Date 12/15/2015		7,368
	Federal Home - Adj Rate Mtg.	Agency Passthru; 4.20%; Maturity Date 12/1/2035		6,915
	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid; 5/25% Maturity Date 9/1/2031		47
	Federal Home Loan Bank	Government Sponsored; 3.63%; Maturity Date 5/29/2013		15,862
	Federal Home Loan Mortgage Corporation	Agency Debenture; 7.30%; Maturity Date 5/25/2010		8,521
	Freddie Mac	Agency Owned - No Guarantee; 4.13%; Maturity Date 9/27/2013		13,268
	Federal National Mtge Assn GTD Remic	Agency Fix; 4.50%; Maturity Date 9/1/2003		2,876
	Federal National Mtg Assn Whole Loan	Home Equity Agency; 6/00%; Maturity Date 5/25/2032		1,482
	Federal National Mtge Assn	Agency Debenture; 5.34%; Maturity Date 4/25/2012		8,610
	Federal National Mtg Assn Whole Loan	Home Equity Agency; 4.91%; Maturity Date 11/25/2032		1,526
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix; 3.81%; Maturity Date 11/25/2012		3,850
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix; 4.63%; Maturity Date 5/25/2033		1,463
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix; 3.50%; Maturity Date 12/25/2025		5,923
	Federal National Mtge Assn Whole Loan	Agency RP ARM; 5.62%; Maturity Date 6/25/02043		844
	Federal Home Loan Mtg Multiclass	Agency; 4.00%; Maturity Date 6/15/2013		2,811
	Federal National Mtg Assn GTD Remic	Home Equity Agency; 5.45%; Maturity Date 8/25/2034		3,266
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix; 5.50%; Maturity Date 4/25/2030		3,495
	Federal Home Loan Mtg Multiclass	Agency; 5.00%; Maturity Date 4/15/2034		3,554
	Federal Home Loan Mortgage Corporation	Agency Debenture; 4.50%; Maturity Date 10/15/2034		7,806
	Federal Home Loan Mtg Multiclass	Agency; 5.00%; Maturity Date 11/15/2034		5,902
	Federal Home Loan Mtg Multiclass	Agency; 4.50%; Maturity Date 9/15/2018		8,140
	Federal Home Loan Mortgage Company	Agency CMO; 4.50%; Maturity Date 6/15/2019		3,698
	Federal Home Loan Mtg Multiclass	Agency; 4.60%; Maturity Date 8/15/2029		4,599
	Federal Home Loan Mortgage Company	Agency CMO; 4.50% Maturity Date 3/15/2035		6,997
	Federal National Mtge Assn	Agency Debenture; 4.54%; Maturity Date 4/1/2033		888
	Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid; 5.61%; Maturity Date 12/1/2033		1,803
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP; 4.22%; Maturity Date 3/1/2034		3,287
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP; 4.23%; Maturity Date 3/1/2034		4,321
	Federal National Mtge Assn	Agency Debenture; 6.26%; Maturity Date 5/1/2036		5,464
	GE Commercial Mortgage Corp.	Conduit; 6.70%; Maturity Date 6/10/2038		7,478
	GSAA Home Equity Trust	Collateralitzed Mtg Obligation; 4.32%; Maturity Date 6/25/2009		3,096
	General Electric Cap Corporation	Finance Company; 5/25%; Maturity Date 10/19/2012		4,029
	General Electric Cap Corporation	Government Guarantee; 3.00%; Maturity Date 12/9/2011		2,378
	Greenwich Capital Commercial Funding Corp.	Non-Agency Comm Mort Bkd; 4.57%; Maturity Date 8/10/2042		6,499
	HSBC USA Inc.	Government Guarantee; 3.13%; Maturity Date 12/16/2011		2,389
	Household Automotive Trust	Car Loans; 5.61%; Maturity Date 8/17/2011		3,345
	JP Morgan Chase Commercial Mortgage	Collateralitzed Mtg Obligation Commercial/Corporate; 5.86%; Maturity Date 2/12/2051		6,286
	MBNA Master Credit Card Trust	Monoline Credit Card; 4.50%; Maturity Date 1/15/2013		5,743
	Marriot Vacation Club Owner	Collateralitzed Mtg Obligation Commercial/Corporate; 4.62%; Maturity Date 5/20/2026		527
	Nissan Auto Lease Trust	Auto Lease; 5.20%; Maturity Date 5/17/2010		7,955
	Nissan Auto Receivables Trust	Prime Auto; 3.82%; Maturity Date 7/15/2010		1,508
	Nomura Asset Securities Corporation	Conduit; 6.59%; Maturity Date 3/15/2030		291
	Regions Bank	Government Guarantee; 3.25%; Maturity Date 12/9/2011		2,393
	Res Asset Mtg Products	Home Equity Monoline; 4.75%; Maturity Date 9/25/2032		1,429
	Res Asset Mtg Products	Home Equity Monoline; 3.83%; Maturity Date 2/25/2033		3,152
	Sierra Timeshare Receivables Funding, LLC	Collateralized Mtg Obligation Commercial/Corporate; 5.84%; Maturity Date 5/20/2018		1,842
	Structured Adjustable Rate Mortgage Loan	Collateralitzed Mtg Obligation Commercial/Corporate; 4.99%; Maturity Date 3/25/2034		1,393
	United States Treasury	Treasury Note; 4.25%; Maturity Date 11/15/2013		1,256
	United States Treasury	Treasury Note; 4/25%; Maturity Date 8/15/2014		9,198
	United States Treasury	Treasury Note; 4.88%; Maturity Date 5/31/2011		7,697
	United States Treasury	Treasury Note; 4.63%; Maturity Date 2/29/2012		8,775
	United States Treasury	Treasury Note; 4.50%; Maturity Date 3/31/2012		11,054
	United States Treasury	Treasury Note; 4.88%; Maturity Date 6/30/2012		11,243
	United States Treasury	Treasury Note; 3.38%; Maturity Date 11/20/2012		15,808
	United States Treasury	Treasury Note; 2.13%; Maturity Date 1/31/2010		10,186
	United States Treasury	Treasury Note; 2.00%; Maturity Date 2/28/2010		10,183
	United States Treasury	Treasury Note; 1.75%; Maturity Date 3/31/2010		10,168
	United States Treasury	Treasury Note; 2.50%; Maturity Date 3/31/2013		10,599
	United States Treasury	Treasury Note; 2.13%; Maturity Date 4/30/2010		10,242
	United States Treasury	Treasury Note; 3.13%; Maturity Date 4/30/2013		10,827
	United States Treasury	Treasury Note; 2.38%; Maturity Date 8/31/2010		10,307
	United States Treasury	Treasury Note; 3.13%; Maturity Date 8/31/2013		7,550
	United States Treasury	Treasury Note; 2.75%; Maturity Date 10/31/2031		18,993
	United States Treasury	Treasury Note; 2.00%; Maturity Date 11/15/2013		13,341
	United States Treasury	Treasury Note; 1.75%; Maturity Date 11/15/2011		4,226
	United States Treasury	Treasury Note; 1.50%; Maturity Date 12/31/2013		4,990
	Wachovia Auto Owner Trust	Prime Auto; 4.27%; Maturity Date 10/22/2012		9,637
	Well Fargo & Company	Government Guarantee; 3.00%; Maturity Date 12/9/2011		1,663
	WFS Financial Owner Trust	Non-Agency MBS Floating; 4.37%; Maturity Date 9/25/2034		2,612
	Cash on Hand	Cash		2,988
				472,227

	Bank of America Wrapper	Synthetic GIC
		#99-086, IR, ***		743
	Bank of America Credit Card Trust	Credit Card; 5.59%; Maturity Date 11/17/2014		11,230
	Citigroup/Deutsch Bank Commercial	Collateralitzed Mtg Obligation Commercial/Corporate; 5.21%; Maturity Date 12/11/2049		12,965
	Countrywide Asset-Backed Certificates	Home Equity; 4.58%; Maturity Date 7/25/2035		835
	Countrywide Asset-Backed Certificates	Home Equity; 4.69%; Maturity Date 11/25/2035		5,453
	Capital One Master Trust	Monoline Credit Card; 5.30%; Maturity Date 11/25/2035		7,418
	Cendant Timeshare Receivables Funding	Collateralitzed Mtg Obligation Commercial/Corporate; 3.67%; Maturity Date 5/20/2016		140
	Chase Insurance Trust	Bank Credit Card; 4.55%; 3/15/2013		7,613
	Chase Insurance Trust	Bank Credit Card; 5.12%; 1015/2014		11,392
	Chase Manhattan First Union	Conduit; 7.44%; Maturity Date 8/15/2031		6,907
	Citibank Credit Card IT	Bank Credit Card; 4.85%; Maturity Date 3/10/2017		5,020
	Commercial Mtg Acceptance Corp	Collateralitzed Mtg Obligation; 5.60%; Maturity Date 12/10/2049		11,720
	Credit Suisse First Boston	Collateralitzed Mtg Obligation; 4.18% ; Maturity Date 11/15/2037		2,341
	Federal Home Loan Mtg - Adj Rate Mtg.	Agency Hybrid; 5.90%; Maturity Date 1/1/2034		542
	Federal Home - Adj Rate Mtg.	Agency Passthru; 4.20%; Maturity Date 12/1/2035		6,915
	Freddie Mac	Agency Owned - No Guarantee; 4.50%; Maturity Date 6/1/2013		3,640
	Federal Home Loan Bank	Government Sponsored; 3.38%; Maturity Date 6/24/2011		8,377
	Federal Home Loan Mtg Corp	Agency Hybrid; 5.38%; Maturity Date 8/1/2031		52
	Federal Home - Adj Rate Mtg.	Agency Passthru; 4.33%; Maturity Date 11/1/2033		1,587
	Fannie Mae Grantor Trust	Agency MF Fix; 6.02%; Maturity Date 11/25/2010		8,507
	Federal National Mtg Assn Debs	Agency Debenture; 4.88%; Maturity Date 12/15/2016		5,822
	Freddie Mac	Agency Owned - No Guarantee; 4.88%; Maturity Date 6/13/2018		13,805
	Federal National Mtg Assn	US Agency; 6.63%; Maturity Date 8/1/09		4,425
	Federal National Mtg Assn Whole Loan	Home Equity Agency; 6.00%; Maturity Date 5/25/2032		1,482
	Federal National Mtg Assn Whole Loan	Home Equity Agency; 4.91%; Maturity Date 11/25/2032		3,052
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix; 5.50%; Maturity Date 4/25/2028		3,285
	Federal Home Loan Mtg Multiclass	Agency; 4.94%; Maturity Date 12/25/2032		1,137
	Federal Home Loan Mtg Multiclass	Agency; 3.62%; Maturity Date 9/27/2012		781
	Federal National Mtg Assn Whole Loan	Home Equity Agency; 5.50%; Maturity Date 8/25/2033		400
	Federal National Mtg Assn Whole Loan	Home Equity Agency; 7.00%; Maturity Date 12/25/2033		2,109
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix; 5.50%; Maturity Date 7/25/2034		5,362
	Federal Home Loan Mtg Multiclass	Agency; 4.50%; Maturity Date 5/15/2033		10,467
	FHR	Agency NAS; 4.50%; Maturity Date 7/15/2019		4,852
	Federal Home Loan Mtg Corp	Agency Hybrid; 4.50%; Maturity Date 3/15/2035		5,689
	Federal Home Loan Mtg Multiclass	Agency; 4.50%; Maturity Date 10/15/2015		3,007
	Federal National Mtg Assn - Adj Rate Mtg.	Agency Hybrid; 4.82%; Maturity Date 7/1/2033		477
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP; 4.66%; Maturity Date 9/1/2033		4,208
	Federal Nationl Mtg Assn - Adj Rate Mtg	Agency HYB PP; 4.67%; Maturity Date 10/1/2033		781
	GMACC Commercial MTG Securities	Conduit; 6.47%; Maturity Date 4/15/2034		7,333
	GSR Mortgage Loan Trust	Nag PT Arm; 4.56%; Maturity Date 9/25/2035		4,156
	Genereal Electric Capital Corp	Government Guarantee; 3.00%; Maturity Date 12/9/2011		1,861
	HSBC USA Inc.	Government Guarantee; 3.13%; Maturity Date 12/16/2011		1,869
	Household Automotive Trust	Car Loans; 5.43%; Maturity Date 6/17/2011		2,547
	JP Morgan Chase Commercial Mortgage Sec.	Non-Agency Comm Mort Bkd; 5.42%; Maturity Date 1/15/2049		5,573
	Johnson & Johnson	Consumer Non-Cyclical; 5.15%; Maturity Date 7/15/2018		8,809
	LB-UBS Commercial Mortgage Trust	Non-Agency Comm Mortg; 5.30%; Maturity Date 11/15/2038		4,916
	MBNA Master Trust	Monoline Credit Card; 4.10%; Maturity Date 10/15/2012		5,394
	New Century Home Equity Loan	Home Equity Monoline; 5.47%; Maturity Date 8/25/2034		2,394
	Pinnacle CBO Ltd	Corp Fin Other; 6.65%; Maturity Date 12/9/2011		26
	Regions Bank	Government Guarantee; 3.25%; Maturity Date 12/9/2011		1,873
	Res Asset Mtg Products	Home Equity Monoline; 4.75%; Maturity Date 9/25/2032		1,905
	Sallie Mae Student Loan Trust	Agency Student Loan; 4.25%; Maturity Date 1/25/2028		5,434
	USAA Auto Owners Trust	Prime Auto; 4.63%		5,108
	United States Treasury	Treasury Note; 4.25%; Maturity Date 11/15/2013		1,027
	United States Treasury	Treasury Note; 4.00%; Maturity Date 2/15/2014		9,637
	United States Treasury	Treasury Note; 4.63%; Maturity Date 12/31/2011		3,102
	United States Treasury	Treasury Note; 3.50%; Maturity Date 5/31/2013		24,652
	United States Treasury	Treasury Note; 3.38%; Maturity Date 6/30/2013		28,356
	United States Treasury	Treasury Note; 2.38%; Maturity Date 8/31/2010		9,276
	United States Treasury	Treasury Note; 2.75%; Maturity Date 10/31/2013		7,444
	Well Fargo & Company	Government Guarantee; 3.00%; Maturity Date 12/9/2011		1,300
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm 4.19%; Maturity Date 12/25/2034		5,291
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm; 4.64%; Maturity Date6/25/2035		3,372
	Cash on Hand	Cash		38,526
				375,719

*	Mellon Trust of New England, National
	Association	Temporary cash investment		142,550

	Total Interest Income Fund			990,496

Global Equity Fund
*	Barclays Global Investors U.S. Equity
	Market Fund F	3,586,489 units		91,204
*	Barclays Global Investors EAFE Equity
	Index Fund F	1,726,762 units		34,086
	Total Global Equity Fund			125,290

Mid and Small Cap Stock Fund
*	Barclays Global Investors EAFE Equity
	Extended Equity Market Fund F	12,454,675 units		205,876

International Stock Fund
*	Barclays Global Investors EAFE Equity
	Index Fund F	10,006,243 units		197,523

Loan Fund
*	Loans to Plan Participants	4.25% - 7.50%		362,352

	TOTAL			$5,339,503

*           Party-in-Interest.
**         Participant-directed investment, cost not required
***       Synthetic Insurance Contracts, no stated maturity.
****    Investment balances have been adjusted to include the market value of securities on loan, which are reclassified for financial statement presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS AND SECURITY PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 26, 2009

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm